EXHIBIT 99.1

enCore Energy Reports on Results from Annual General Meeting of Shareholders

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Aug. 29, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer, today reports results from its annual general meeting of shareholders held on August 28, 2024. A total of 129 shareholders voted 102,194,697 shares, 55.32% of the Company's issued and outstanding shares as of the record date, were represented at the meeting. All matters for approval at the meeting were duly authorized and approved.

The election of directors was approved as follows:

MOTIONS	Votes for		Votes withheld
	Number	Percent	Number	Percent
William M. Sheriff	81,595,318	97.77%	1,860,353	2.23%
W. Paul Goranson	83,373,418	99.90%	82,253	0.10%
Dennis E. Stover	81,899,257	98.14%	1,556,414	1.86%
William B. Harris	81,628,618	97.81%	1,827,054	2.19%
Mark S. Pelizza	81,393,602	97.53%	2,062,070	2.47%
Richard M. Cherry	68,637,806	82.24%	14,817,865	17.76%
Susan Hoxie-Key	66,434,230	79.60%	17,021,440	20.40%

Shareholders also approved appointment of Davidson & Company LLP as the Company's auditor and approved the Company's Long Term Benefit Plan as described in the Company's Management Information Circular.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 29-AUG-24